[COMMUNITY FINANCIAL SHARES, INC. LETTERHEAD]

November 20, 2008

VIA EDGAR

Mr. William Friar

Senior Financial Analyst

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Re:	Community Financial Shares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 10, 2008
File No. 000-51296

Dear Mr. Friar:

On behalf of Community Financial Shares, Inc. (the “Company”), enclosed please find a revised preliminary proxy statement on Schedule 14A we are filing in response to the staff’s comment letter dated November 14, 2008. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments.

Comment No. 1

We note that you have incorporated by reference into the proxy statement historical financial information. Please revise to specify which documents are being incorporated by reference as well as the specific items of those documents so incorporated. See Note D.1 to Schedule 14A. Please also provide pro forma financial statements. You may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds. Such a discussion should address the pro forma balance sheet information and nine-month and full-year income information.

Response to Comment No. 1:

With respect to the historical financial information incorporated by reference into the proxy statement, please see page 14 of the revised proxy statement for a list of which

Mr. William Friar

U.S. Securities and Exchange Commission

November 20, 2008

documents are being incorporated by reference and the specific items of those documents so incorporated. In addition, pro forma financial information reflecting the impact of both the minimum and maximum estimated proceeds for the requested periods has been included on pages 7 through 10 of the revised proxy statement.

Comment No. 2

Within the section that describes the warrants, please disclose the current market price of the Company’s common stock or the 20-day average price.

Response to Comment No. 2:

Please see the revised disclosure on page 6 of the proxy statement.

Comment No. 3

Please discuss how your participation in the Capital Purchase Program may:

a.	impact the holders of any outstanding senior classes of your securities; and

b.	require you to register for resale securities you have issued to the Treasury Department (we note your disclosure on page 5 regarding the preferred stock).

Response to Comment No. 3:

There are no outstanding senior classes of Company securities. However, a description of the impact the Company’s participation in the Capital Purchase Program may have on the current holders of the Company’s outstanding shares of common stock is included on page 5 of the revised proxy statement. Additional disclosure regarding the registration for resale of securities to be issued to the Treasury Department is included on pages 5 and 6 of the revised proxy statement.

Comment No. 4

Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

Mr. William Friar

U.S. Securities and Exchange Commission

November 20, 2008

Response to Comment No. 4:

Please see the revised disclosure on page 5 of the proxy statement.

Comment No. 5

Discuss any material effect on your liquidity, capital resources or operations if the proposal is approved and the Treasury Department denies your application.

Response to Comment No. 5:

Please see the revised disclosure on page 5 of the proxy statement.

Comment No. 6

Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008. We note your disclosure on page 7 regarding Treasury’s executive compensation standards.

Response to Comment No. 6:

Please see the revised disclosure on page 6 of the proxy statement.

*            *            *

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the proxy statement; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the proxy statement; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. William Friar

U.S. Securities and Exchange Commission

November 20, 2008

If you have any questions or further comments regarding the revised proxy statement, please call Edward G. Olifer, the Company’s legal counsel at Kilpatrick Stockton, LLP, at 202.508.5852.

Sincerely,

COMMUNITY FINANCIAL SHARES, INC.

/s/ Eric J. Wedeen

Eric J. Wedeen

Vice President and Chief Financial Officer

Enclosures

cc:	Matt McNair, U.S. Securities and Exchange Commission
Scott W. Hamer, Community Financial Shares, Inc.
Edward G. Olifer, Esq.